The Toronto-Dominion Bank VOTE

Your vote matters – here's how to vote!

You may vote online instead of mailing this card.

Votes submitted electronically must be received by 9:30 a.m., Eastern Time, on April 1, 2020.

Online
Go to **www.investorvote.com/TDM**
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Directors recommend Shareholders vote FOR the election of each director, FOR the appointment of the auditor, and FOR in an advisory capacity, the approach to executive compensation disclosed in the Management Proxy Circular.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Amy W. Brinkley	☐	☐	02 - Brian C. Ferguson	☐	☐	03 - Colleen A. Goggins	☐	☐
04 - Jean-René Halde	☐	☐	05 - David E. Kepler	☐	☐	06 - Brian M. Levitt	☐	☐
07 - Alan N. MacGibbon	☐	☐	08 - Karen E. Maidment	☐	☐	09 - Bharat B. Masrani	☐	☐
10 - Irene R. Miller	☐	☐	11- Nadir H. Mohamed	☐	☐	12 - Claude Mongeau	☐	☐
13 - S. Jane Rowe	☐	☐						

	For	Withhold
2. Appointment of Auditor named in the Management Proxy Circular	☐	☐

	For	Against
3. Approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections of the Management Proxy Circular *ADVISORY VOTE*	☐	☐

The Directors recommend Shareholders vote AGAINST the shareholder proposals.

	For	Against	Abstain
4. Shareholder Proposal A	☐	☐	☐
5. Shareholder Proposal B	☐	☐	☐
6. Shareholder Proposal C	☐	☐	☐

The Shareholder Proposals are set out in the accompanying Management Proxy Circular.

1 U P X

036JKE

A Shareholder has the right to appoint a person other than those designated below to represent the Shareholder at the Meeting by inserting the name of such other person in the space provided below. Subject to the provisions of the Bank Act (Canada), the shares represented by this Proxy will be voted FOR or AGAINST, or WITHHELD or ABSTAINED from voting, in accordance with the instructions given herein. If a Shareholder specifies a choice with respect to any matter to be acted on, the Shareholder’s shares will be voted accordingly. If no choice is specified, this Proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth in this Proxy and to vote in his or her discretion in respect of any amendments or variations to the matters listed in this Proxy or other matters that may properly come before the Meeting and any adjournment(s) or postponement(s) thereof. Unless otherwise specified, the proxyholders designated by management in this Proxy intend to vote FOR the election of each director, FOR the appointment of the auditor, FOR the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections of the Management Proxy Circular (advisory vote), and AGAINST each of the shareholder proposals set out in items 4 to 6 on the reverse side. This Form of Proxy should be read in conjunction with the Management Proxy Circular. This Proxy is solicited on behalf of management of The Toronto-Dominion Bank. PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED OR FAX TO COMPUTERSHARE AT 1-866-405-9259 **REQUEST FOR QUARTERLY REPORTS The Toronto-Dominion Bank's Quarterly Reports to Shareholders are available at www.td.com/investor on the day they are released, but if you wish to receive a hard copy of quarterly reports for the next year by mail, please mark the box below. If you do not mark the box and return this form, you will NOT receive a hard copy of these reports by mail. **ANNUAL REPORT WAIVER Mark the box below if you do NOT want to receive a hard copy of the Annual Report containing the Annual Financial Statements and accompanying Management’s Discussion and Analysis. If you do not mark the box, you will continue to receive a hard copy of the Annual Report by mail. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act (Canada). Restrictions on ownership are described in the Management Proxy Circular. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + FORM OF PROXY - COMMON SHARES Annual Meeting of Common Shareholders — April 2, 2020 The undersigned holder of common shares of THE TORONTO-DOMINION BANK hereby appoints BRIAN M. LEVITT, Board Chair of The Toronto-Dominion Bank, or failing him, BHARAT B. MASRANI, Group President and Chief Executive Officer of The Toronto-Dominion Bank, or instead of either of them, ______________________________________________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE TORONTO-DOMINION BANK TO BE HELD ON THE 2ND DAY OF APRIL, 2020 and any adjournment(s) and postponement(s) thereof. The said proxyholder is hereby specifically directed to vote, for or against, to withhold from voting or abstain from voting as indicated on the reverse side: **Request for Quarterly Reports (See above for details) If a Shareholder marks the “ABSTAIN” box, the Shareholder is directing its proxyholder to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. **Annual Report Waiver (See above for details) Change of Address — Please print new address below. Comments — Please print your comments below. Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Note: A space has been designated for a date. If it is not dated in the space, this Proxy is deemed to bear the date on which it was mailed to the Shareholder. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + C Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B Non-Voting Items Proxy — THE TORONTO-DOMINION BANK Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TDM